CUSIP NO.  726540503

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D

(Rule 13d-101)

Under The Securities Exchange Act of 1934*

(Amendment No. 2)

Plains Resources Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

726540503

(CUSIP Number)

Paul G. Allen

Vulcan Energy Corporation

505 Fifth Avenue S, Suite 900

Seattle, Washington 98104

(206) 342-2000

James C. Flores

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

John T. Raymond

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications)

March 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP NO.  726540503

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP No. 726540503

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Vulcan Energy Corporation

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares (1) 8. Shared Voting Power 0 shares (1) 9. Sole Dispositive Power 0 shares (1) 10. Shared Dispositive Power 0 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person* CO

(1) Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with Messrs. Flores and Raymond.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 726540503

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Paul G. Allen

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares (1) 8. Shared Voting Power 0 shares (1) 9. Sole Dispositive Power 0 shares (1) 10. Shared Dispositive Power 0 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person* IN

(1) Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with Messrs. Flores and Raymond.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 726540503

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above persons James C. Flores

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,176,953 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 1,176,953 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,953 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 4.95%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 726540503

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John T. Raymond

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 372,821 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 372,821 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,821 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.57%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 726540503

This second amendment to the Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2003, as amended on February 26, 2004. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction

The following is hereby added to Item 4:

On March 23, 2004, representatives of Vulcan, Mr. Raymond and representatives of Vulcan’s legal advisor made a presentation to representatives of the financial and legal advisors to the Issuer’s special committee regarding the proposal made by a group led by Pershing Square, L.P. and Leucadia National Corporation (as described in Exhibit No. 2 to Amendment No. 2 to the Schedule 13D filed by Pershing Square, L.P., Pershing Square GP, LLC, Leucadia National Corporation and William Ackman on March 19, 2004). A copy of presentation materials delivered to the special committee’s advisors is attached hereto as Exhibit 99(a) and is incorporated by reference herein. Representatives of Vulcan may from time to time in the future hold additional discussions or meetings with, or make additional presentations to, the special committee, its advisors or others.

Item 5. Interest in Securities of Issuer

Item 5 is amended and restated in its entirety as follows:

Based upon information set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2004, as of February 29, 2004, there were 23,800,000 shares of Common Stock issued and outstanding. As of March 24, 2004, the aggregate number and percentage of outstanding shares of Common Stock beneficially owned by Messrs. Flores and Raymond is 1,549,774 or approximately 6.52%, although each Reporting Person disclaims beneficial ownership of the shares beneficially owned by each other Reporting Person. This number of shares includes the following:

(a) Mr. Flores owns a total of 1,176,953 shares of Common Stock (representing 4.95% of the total outstanding shares of Common Stock), which shares consist of the following:

•	1,044,132 shares of Common Stock held by Mr. Flores;
•	Options held by Mr. Flores which are exercisable either currently or within the next 60 days for an aggregate of 132,500 shares of Common Stock; and
•	321 shares held in his 401(k) plan.

(b) Mr. Raymond owns a total of 372,821 shares of Common Stock (representing 1.57% of the total outstanding shares of Common Stock), which shares consist of the following:

•	35,000 shares of Common Stock held by Mr. Raymond;
•	Options held by Mr. Raymond which are exercisable either currently or within the next 60 days for an aggregate of 337,500 shares of Common Stock; and
•	321 shares held in his 401(k) plan.

(c) None of Vulcan nor, to Vulcan’s knowledge, any of its directors or executive officers own any shares of Common Stock.

(d) Mr. Allen does not own any shares of Common Stock.

Except for the transactions reported in this Statement, each Reporting Person and, to such Reporting Person’s knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in Common Stock during the past 60 days.

Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2.

Item 7.	Material to be Filed as Exhibits

99(a)	Vulcan Presentation.

99(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 24, 2004

VULCAN ENERGY CORPORATION

By:	/s/ David Capobianco

Name:	David Capobianco
Title:	Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 24, 2004

/s/ Paul G. Allen

Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 24, 2004

/S/ James C. Flores

James C. Flores

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 24, 2004

/s/ John T. Raymond

John T. Raymond

Exhibit Index

Name of Exhibit

99	(a)	Vulcan Presentation.

99	(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).